CONFIDENTIAL TREATMENT HAS BEEN REQUESTED

PURSUANT TO 17 C.F.R. § 200.83 BY KOPIN CORPORATION.

THIS LETTER OMITS CONFIDENTIAL INFORMATION, WITH AN * DENOTING

SUCH OMISSION. AN UNREDACTED VERSION HAS BEEN DELIVERED TO THE

SEC’s DIVISION OF CORPORATION FINANCE PURSUANT TO 17 C.F.R. § 200.83.

VIA EDGAR

September 20, 2013

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Kopin Corporation

Form 10-K for the Fiscal Year Ended December 29, 2012

Filed March 18, 2013

File No. 001-19882

Dear Mr. Vaughn,

This letter is in response to comments received in the letter dated September 5, 2013 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) to Richard A. Sneider, Chief Financial Officer of Kopin Corporation (“Kopin”, “we”, “our” or the “Company”). We have reviewed the Letter and our response is set forth below.

For ease of reference the comments contained in the Letter are printed below in italics and are followed by our response.

Immaterial Restatement with Reclassification of Discontinued Operations, page 51

1.	We note your disclosure that in the second quarter of 2012, you identified an error in the calculation of intercompany profit elimination in inventory for prior periods, including the years ended December 31, 2011 and December 25, 2010. We note the effect of the error correction on your loss from operations for the year ended December 31, 2011 was $831, or 108% of your previously reported loss from operations. Please address the following:

•	Tell us how you discovered the error

Background:

Kopin began producing Heterojunction Bipolar Transistors (HBTs) in 1996 at its Taunton, Massachusetts facility and in 2000 Kopin added a second HBT production facility in Taunton, Massachusetts. In 2009, Kopin obtained a controlling interest in Kopin Taiwan Corporation (KTC), a Taiwanese company, and commenced production of HBTs for customers in Taiwan. In the fourth quarter of 2010, KTC began production of HBTs for

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED

PURSUANT TO 17 C.F.R. § 200.83 BY KOPIN CORPORATION.

THIS LETTER OMITS CONFIDENTIAL INFORMATION, WITH AN * DENOTING

SUCH OMISSION. AN UNREDACTED VERSION HAS BEEN DELIVERED TO THE

SEC’s DIVISION OF CORPORATION FINANCE PURSUANT TO 17 C.F.R. § 200.83.

Kopin’s US customers. Shipments from January of 2011 through June of 2011 were small quantities as KTC’s production facilities were being qualified by Kopin’s US customers. In the third quarter of 2011, the first significant shipments to US customers commenced.

Kopin records inventory at the lower of cost (determined on the first-in, first-out or specific identification method) or market. Kopin incorrectly recorded the inventory purchases from KTC at KTC’s selling price to Kopin and not at KTC’s cost. In other words, the Company failed to eliminate the intercompany profit.

Response:

Each quarter, Kopin’s inventory value is computed by its cost accountant and the computation is reviewed by the Company’s controller. Management also reviews a gross margin analysis each quarter. By performing this review, management noted an increase in gross margin in the third and fourth quarter of 2011 and in the first quarter of 2012. The gross margin analysis attributed the increase in gross margin to KTC’s lower cost structure compared to Kopin’s two US manufacturing facilities. KTC’s cost structure is lower than Kopin’s due to lower wages and overhead, specifically engineering support which is provided by Kopin. Kopin’s management continued to refine its understanding of what were the specific cost components driving the improved gross margin from KTC as compared to Kopin’s historical gross margins. With this continued assessment, in the second quarter of 2012, Kopin identified the intercompany profit elimination issue.

•	Describe to us in greater detail the nature of the error in the calculation of intercompany profit elimination

Response:

Under the terms of Kopin’s intercompany pricing arrangement, Kopin purchased KTC’s HBTs at a percentage of the price it receives from its US customers. For example, customer A pays [$*] for a finished goods wafer. It costs KTC approximately [$*] to make the finished goods wafer and it costs Kopin approximately [$*] to test and qualify the finished goods wafers before shipment to customer A. Accordingly, the cost of a wafer produced at KTC should be [$*] ([$*] plus [$*]) in the consolidated financial statements, however Kopin valued each wafer at [$*] (representing KTC’s selling price to Kopin) in its inventory compilation.

The intercompany profit elimination error is shown in the table below. Please note that Kopin performed this analysis for the three month periods ended March 26, 2011 and June 25, 2011 and determined that the inventory error was de minimis (approximately $16,000) and, therefore, did not include these periods in the analysis or correction.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED

PURSUANT TO 17 C.F.R. § 200.83 BY KOPIN CORPORATION.

THIS LETTER OMITS CONFIDENTIAL INFORMATION, WITH AN * DENOTING

SUCH OMISSION. AN UNREDACTED VERSION HAS BEEN DELIVERED TO THE

SEC’s DIVISION OF CORPORATION FINANCE PURSUANT TO 17 C.F.R. § 200.83.

	For the 3 month and year ended 12/25/2010	For the 3 month period ended 9/24/2011	For the 3 month period ended 12/31/2011	For the year ended 12/31/2011	For the 3 month period ended 3/31/2012
Impact on net income attributable to the controlling interest:
Beginning inventory error	$0	$116,252	$823,140	$116,252	$947,005
Ending inventory error	(116,252)	(823,140)	(947,005)	(947,005)	(1,509,460)

Net impact	($116,252)	($706,888)	($123,865)	($830,753)	($562,455)

•	Please provide us with your analysis of the materiality of the error. Discuss why you concluded that amendment to the December 31, 2011 Form 10-K was not necessary.

Response:

In evaluating the impact of the intercompany profit elimination error Kopin performed both a qualitative and quantitative analysis under the “roll-over” and “iron curtain” approaches.

Rollover Approach:

Qualitative Analysis

Management assessed the intercompany profit elimination error from a qualitative perspective using the guidance within Staff Accounting Bulletin (SAB) 99. Within SAB 99 Topic 1, M-1, the SEC provides a list of the type of items that should be considered in making a qualitative determination of the materiality of an issue, including the following:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

The error occurred because of a failure to properly apply an accounting policy. Kopin purchased the finished goods wafer inventory from KTC. The inventory was not recorded by Kopin at KTC’s manufactured cost but instead recorded at KTC’s selling cost to Kopin which included KTC’s profit. Accordingly, the intercompany profit was not eliminated. Therefore, it was not an error in estimation, but rather a calculation that could be precisely measured.

•	Whether the misstatement masks a change in earnings or other trends.

The error did not mask a change in earnings or other trends. All trends within the Company’s consolidated financial statements would have remained the same with or without the adjustment. See the table below reflecting the changes and the impacts to the trends.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED

PURSUANT TO 17 C.F.R. § 200.83 BY KOPIN CORPORATION.

THIS LETTER OMITS CONFIDENTIAL INFORMATION, WITH AN * DENOTING

SUCH OMISSION. AN UNREDACTED VERSION HAS BEEN DELIVERED TO THE

SEC’s DIVISION OF CORPORATION FINANCE PURSUANT TO 17 C.F.R. § 200.83.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

The analysts’ consensus of Kopin’s diluted earnings per share (“EPS”) for the three month period ended Q4 2011 and for the year ended December 31, 2011 was $0.03 per share and $0.11 per share, respectively. Kopin’s actual EPS results were $0.00 and $0.06, respectively. Accordingly, Kopin missed analysts’ expectations without the impact of the error. Please note that Kopin does not provide earnings estimates as part of its financial guidance. For the three month period ended Q1 2012, the analysts’ expectations were for a loss of $0.01 per share and Kopin actual results were a loss per share of $0.03. Kopin missed analysts’ expectations without the impact of the error.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The error did not impact any regulatory requirement.

•	Whether the misstatement changes a loss into income or vice versa.

As the table below indicates there were no changes in trends or income becoming loss or vice versa.

	For the 3 month period ended and year ended 12/25/2010	For the 3 month period ended 9/24/2011	For the 3 month period ended 12/31/2011	For the year ended 12/31/2011	For the 3 month period ended 3/31/2012
Net income (loss) attributable to the controlling interest	$4,675,671	$797,055	($67,000)	$3,597,927	($2,209,213)
Net impact of the error on net income attributable to controlling interest:	(104,830)	(637,436)	(111,695)	(518,562)	(370,251)

Net income (loss) attributable to the controlling interest adjusted for the error	$4,570,841	$159,619	($178,354)	$3,079,365	($2,579,464)

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

The error did not concern a specific segment as the Company’s segments were based on geography. The Company had two product lines, Display and III-V. The III-V product line was primarily composed of sales of HBT products. The III-V product line information was split between the Kopin and KTC segment information. The Company provided revenue by product line but not profitability by product line. The inventory error did not affect revenue.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED

PURSUANT TO 17 C.F.R. § 200.83 BY KOPIN CORPORATION.

THIS LETTER OMITS CONFIDENTIAL INFORMATION, WITH AN * DENOTING

SUCH OMISSION. AN UNREDACTED VERSION HAS BEEN DELIVERED TO THE

SEC’s DIVISION OF CORPORATION FINANCE PURSUANT TO 17 C.F.R. § 200.83.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

The Company does not have any debt agreements or other contractual requirements related to its financial position, results of operations or cash flows. The error did not have any effect on this qualitative consideration.

•	Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The intercompany profit elimination error resulted in an aggregate additional $141,000 of bonuses being paid to management including the controller and the cost accountant. None of the management team, excluding the controller and cost accountant, was involved in the creation of the error nor would they have been in a position to influence the creation of the error. The CFO, as part of his review process, discussed with the controller how the inventory was priced during his quarterly and annual reviews and was told it was done in conjunction with the Company’s policy. The cost accountant/controller failed to identify that two different methods were being used, one for inventory produced at Kopin and another for inventory acquired from KTC.

The controller and the cost accountant received additional bonuses of [$*] and [$*], respectively as a result of the error. The controller and cost accountant’s wages are [$*] and [$*], respectively for 2012. Management does not believe the bonuses were large enough to incentivize them to intentionally create the error.

•	Whether the misstatement involves concealment of an unlawful transaction.

There are no indications of any illegal or unlawful events.

Quantitative Analysis:

In evaluating the quantitative impact of the intercompany profit elimination error, management computed the net impact based on the results of operations for each period including the impact on December 31, 2011. To determine the impact on Kopin’s results of operations, management needed to include the impact on the noncontrolling interest (Kopin owned approximately 90% of KTC, accordingly approximately 10% of KTC’s excess profits would be attributed to noncontrolling interest) and the tax consequences. The table below reflects the impact for each applicable period.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED

PURSUANT TO 17 C.F.R. § 200.83 BY KOPIN CORPORATION.

THIS LETTER OMITS CONFIDENTIAL INFORMATION, WITH AN * DENOTING

SUCH OMISSION. AN UNREDACTED VERSION HAS BEEN DELIVERED TO THE

SEC’s DIVISION OF CORPORATION FINANCE PURSUANT TO 17 C.F.R. § 200.83.

	For the 3 month period ended and year ended 12/25/2010	For the 3 month period ended 9/24/2011	For the 3 month period ended 12/31/2011 (A)	For the year ended 12/31/2011 (A)	For the 3 month period ended 3/31/2012
Impact on net income attributable to the controlling interest:
Beginning inventory error	$0	$116,252	$823,140	$116,252	$947,005
Ending inventory error	(116,252)	(823,140)	(947,005)	(947,005)	(1,509,460)

Net	(116,252)	(706,888)	(123,865)	(830,753)	(562,455)

Tax benefit (B)	—	—	—	255,691	151,863

Noncontrolling interest	11,422	69,452	12,170	56,500	40,341

Net impact on net income attributable to the controlling interest:	($104,830)	($637,436)	($111,695)	($518,562)	($370,251)

Reported amounts prior to restatement:
Net income (loss) attributable to the controlling interest	$4,675,671	$797,055	($67,000)	$3,597,927	($2,209,213)
Pretax Income(Loss)	$4,832,874	$1,197,864	($3,334,649)	$1,015,084	($1,433,336)

Diluted EPS reported prior to restatement	$0.07	$0.01	$0.00	$0.06	($0.03)
Restatement adjustment	(0.00)	(0.01)	(0.00)	(0.01)	(0.01)

Adjusted Diluted EPS	$0.07	$0.00	($0.00)	$0.05	($0.04)

(A)	Reported Pretax income includes an impairment of $4,999,512. Excluding the impairment pretax results for Q4 2011 and full year 2011 would have been $1.7 million and $6.0 million, respectively.

(B)	The Company had no tax benefit or provision during fiscal years 2010 and 2011 because the Company’s former subsidiary, KTC, had a full deferred tax valuation allowance.

In performing our assessment of the intercompany profit elimination errors, management prepared and reviewed the proforma effect of the adjustment along with $147,000 of previously identified uncorrected misstatement. The previously identified uncorrected misstatement of $147,000 was determined to be immaterial and not adjusted within the immaterial restatement. This analysis identified the following:

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED

PURSUANT TO 17 C.F.R. § 200.83 BY KOPIN CORPORATION.

THIS LETTER OMITS CONFIDENTIAL INFORMATION, WITH AN * DENOTING

SUCH OMISSION. AN UNREDACTED VERSION HAS BEEN DELIVERED TO THE

SEC’s DIVISION OF CORPORATION FINANCE PURSUANT TO 17 C.F.R. § 200.83.

	For the 3 month and year ended 12/25/2010	For the 3 month period ended 9/24/2011	For the 3 month period ended 12/31/2011	For the year ended 12/31/2011	For the 3 month period ended 3/31/2012
Net impact on net income attributable to the controlling interest:	($104,830)	($637,436)	($111,695)	($518,562)	($370,251)
Other unrecorded adjustments	—	—	—	—	147,000

Estimated Restatement Adjustment	($104,830)	($637,436)	($111,695)	($518,562)	($223,251)

In performing its qualitative analysis, management also considered SEC guidance in SAB Topic 1N:

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item”

As part of its SAB Topic 1 N management performed the analysis as shown in the table below (in thousands):

	For the 3 month period ended and year ended 12/25/2010	For the 3 month period ended 9/24/2011	For the 3 month period ended 12/31/2011 (A)	For the year ended 12/31/2011 (A)	For the 3 month period ended 3/31/2012
Revenues	$33,140	$29,566	$35,213	$131,145	$25,247
Income (loss) from operations before the error	$3,514	($212)	($3,242)	($769)	($2,377)
Income (loss) from operations including the error	$3,398	($918)	($3,365)	($1,600)	($2,940)
Net income (loss) attributable to the controlling interest before the error	$4,676	$797	($67)	$3,598	($2,209)
Net income (loss) attributable to the controlling interest adjusted for the error	$4,571	$160	($178)	$3,079	($2,580)
As a Percent of Revenues:
Income (loss) from operations before the error	10.6%	(0.7%)	(9.2%)	(0.6%)	(9.4%)
Income (loss) from operations including the error	10.3%	(3.1%)	(9.6%)	(1.2%)	(11.6%)
Net income (loss) attributable to the controlling interest before the error	14.1%	2.7%	(0.2%)	2.7%	(8.7%)
Net income (loss) attributable to the controlling interest adjusted for the error	13.8%	0.5%	(0.5%)	2.3%	(10.2%)

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED

PURSUANT TO 17 C.F.R. § 200.83 BY KOPIN CORPORATION.

THIS LETTER OMITS CONFIDENTIAL INFORMATION, WITH AN * DENOTING

SUCH OMISSION. AN UNREDACTED VERSION HAS BEEN DELIVERED TO THE

SEC’s DIVISION OF CORPORATION FINANCE PURSUANT TO 17 C.F.R. § 200.83.

(A)	Reported Loss from operations and Pretax income includes an impairment of $4,999,512. Excluding the impairment loss from operations for Q4 2011 and full year 2011 would have been $1.7 million and $4.2 million, respectively, and pretax results for Q4 2011 and full year 2011 would have been $1.7 million and $6.0 million, respectively.

Management concluded that it did not believe a reasonable investor would make a different investment decision regarding Kopin based on Kopin’s reported operating income (loss) or its net income (loss) as compared to the adjusted operating income (loss) and net income (loss). The SEC Staff noted that the error was 108% of Kopin’s operating loss for the year ended December 31, 2011. Management believes this large percentage is more a reflection of the relatively small operating loss rather than the materiality of the error. Management did not believe a reasonable investor would make a different investment decision if Kopin lost $769,000 or $1.6 million from operations based on $131 million in revenue for the year ended December 31, 2011. Furthermore, for the first quarter of 2012, management did not believe it is probable that a reasonable investor would make a different investment decision regarding Kopin if Kopin’s net loss was $2.5 million as opposed to $2.2 million on revenues of $25 million.

Iron Curtain Approach:

Management reviewed the use of the “iron curtain” approach which would result in a $846,644 adjustment (see below) in the first quarter of 2012 and management concluded that impact was material to the first quarter of 2012 results.

For the 3 month period ended 3/31/12
Impact on net income attributable to the controlling interest	$0
Beginning inventory error	(1,509,460)

Ending inventory error	(1,509,460)

Tax benefit	407,554

Noncontrolling interest	108,262

Net impact on net income attributable to the controlling interest	(993,644)

Other net adjustments, net of tax and noncontrolling interest	147,000

($846,644)

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED

PURSUANT TO 17 C.F.R. § 200.83 BY KOPIN CORPORATION.

THIS LETTER OMITS CONFIDENTIAL INFORMATION, WITH AN * DENOTING

SUCH OMISSION. AN UNREDACTED VERSION HAS BEEN DELIVERED TO THE

SEC’s DIVISION OF CORPORATION FINANCE PURSUANT TO 17 C.F.R. § 200.83.

Kopin’s total assets, prior to the restatement, at December 31, 2011 and March 31, 2012 were $194.6 million and $193.0 million, respectively. Kopin’s current assets, prior to restatement, at December 31, 2011 and March 31, 2012 were $146.4 million and $141.8 million, respectively. Kopin’s working capital, prior to restatement, at December 31, 2011 and March 31, 2012 were $123.9 million and $120.7 million, respectively. The error within the balance sheets at December 31, 2011 and March 31, 2012 were $947,000 and $1.5 million, respectively, which represented 0.5% and .8% of total assets at December 31, 2011 and March 31, 2012, respectively, 0.6% and 1.1% of current assets at December 31, 2011 and March 31, 2012 , respectively, and 0.8% and 1.3% of working capital at December 31, 2011 and March 31, 2012 , respectively. Management did not believe a reasonable investor would make different investment decisions regarding Kopin’s liquidity and ability to remain a going concern as a result of the error.

Further, the Company considered the guidance in FASB ASC 250-10 Accounting Changes and Error Corrections (“SFAS 154), SEC Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) and SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), in evaluating whether a restatement of previously issued financial statements was required as a result of an error contained in such financial statements. FASB ASC 250-10 requires that corrections of errors be reported by restatement of prior periods if the error is material. In accordance with SAB 99 and SAB 108, the Company evaluated the materiality of the error from qualitative and quantitative perspectives. The Company believes the correction of the errors was not material to its previously issued historical consolidated financial statements; therefore, the Company restated its consolidated financial statements prospectively. For the three and six month period ended June 30, 2012, the Company had disclosure within its Note 1 as it related to balance sheet impact for the year ended December 31, 2011. Within Item 5 of Form 10-Q, the Company disclosed the financial impact for all periods affected by the intercompany profit elimination errors.

•	We do not see where you have provided clear disclosure on the face of the balance sheet or the statement of operations that the prior year amounts have been restated. Please explain why you concluded such disclosure was not necessary.

Response:

Management concluded that the extensive description and disclosures in Note 1 and Item 5 of the Company’s Form 10-Q for the period ended June 30, 2012 provided sufficient disclosure of the issue and its impacts on the Company’s consolidated financial statements.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED

PURSUANT TO 17 C.F.R. § 200.83 BY KOPIN CORPORATION.

THIS LETTER OMITS CONFIDENTIAL INFORMATION, WITH AN * DENOTING

SUCH OMISSION. AN UNREDACTED VERSION HAS BEEN DELIVERED TO THE

SEC’s DIVISION OF CORPORATION FINANCE PURSUANT TO 17 C.F.R. § 200.83.

•	Please have your auditor address how it considered paragraph 9 of PCAOB Auditing Standard No. 6 and why it ultimately concluded reference to the restatement in the audit report was not required.

Our auditors have advised us that they concurred with our assessment that the intercompany profit elimination error was immaterial. Accordingly, our auditors did not include an explanatory paragraph in the audit report since paragraph 9 of PCAOB Auditing Standards No. 6 only requires a material restatement to be recognized in the auditor’s report through the addition of an explanatory paragraph.

2.	We note your disclosure of revenues by geographical area, including Asia-Pacific, Europe and the Americas”. Please explain to us how your disclosure complies with FASB ASC 280-10-50-41a, which requires separate disclosure of revenues attributed to your country of domicile. Alternatively, revise future filings to comply.

Response:

Kopin is domiciled in the United States of America. In Kopin’s segment disclosures the term “Americas” is used which is comprised of the United States of America, South America and Canada. A breakdown of the sales from the respective countries is below:

Revenues	2012	2011	2010
U.S.A.	$25,363,000	$48,708,000	$45,254,000
Canada	86,000	626,000	217,000
South America	—	5,000	—

Americas	$25,449,000	$49,339,000	$45,471,000

In future filings, the Company will provide the disclosure as reflected in the table above.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. If you have any further questions, please contact me at 508.870.5959.

Very truly yours,

/s/ Richard A. Sneider

Richard A. Sneider

Chief Financial Officer

Cc:	Jay Mumford, U.S. Securities and Exchange Commission

John J. Concannon, Bingham McCutchen LLP